Hexion U.S. Finance Corp.

Hexion Nova Scotia Finance, ULC

180 East Broad Street

Columbus, Ohio 43215

August 7, 2013

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Hexion U.S. Finance Corp.

Hexion Nova Scotia Finance, ULC

Momentive Specialty Chemicals Inc.

Momentive Specialty Chemicals Investments Inc.

Borden Chemical Foundry, LLC

HSC Capital Corporation

Lawter International Inc.

Momentive International Inc.

Oilfield Technology Group, Inc.

Momentive CI Holding Company (China) LLC

NL Coop Holdings LLC

Registration Statement on Form S-4 (File Nos. 333-189576)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Hexion U.S. Finance Corp., a Delaware corporation, and Hexion Nova Scotia Finance, ULC, a Nova Scotia unlimited liability company (the “Issuers”), Momentive Specialty Chemicals Inc., a New Jersey corporation (“MSC”) and certain of the subsidiaries of MSC (together with the Issuers and MSC, the “Registrants”) hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statements”) be accelerated to August 9, 2013 at 3:00 p.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements. In connection with the foregoing, each of the Registrants represents and acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	2

If you have any questions regarding the foregoing, please contact David S. Huntington (212-373-3124) or Lindita Bresa (212-373-3666) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,
Hexion U.S. Finance Corp.

By:	/s/ William H. Carter
Name: William H. Carter
Title: Vice President and Chief Financial Officer

Momentive Specialty Chemicals Inc.

By:	/s/ William H. Carter
Name: William H. Carter
Title: Executive Vice President and Chief Financial Officer

Momentive Specialty Chemicals Investments Inc.

Hexion Nova Scotia Finance, ULC

HSC Capital Corporation

Lawter International Inc.

Momentive International Inc.

Momentive CI Holding Company (China) LLC

NL Coop Holdings LLC

By:	/s/ William H. Carter
Name: William H. Carter
Title: President

Borden Chemical Foundry, LLC Oilfield Technology Group, Inc.

By:	/s/ William H. Carter
Name: William H. Carter
Title: Vice President
cc:	David S. Huntington, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP